Exhibit 99.4

Progressive Waste Solutions First Quarter 2013 Supplemental Information

Forward Looking Statements Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Q1 2013 Highlights . On track for the year on all measures we provided in our February outlook. . Gaining traction in our U.S. northeast segment. Canadian and U.S. south operations continue to perform as expected. . Acquisitions contributed on target and on schedule, and were the primary drivers of our growth in the first quarter. . We remain focused on the disciplined deployment of free cash flow(B) to improve return on invested capital (“ROIC”).

Q1 2013 Financial Review Divider_graphic.png (US$MM) Except per share amounts Q1/12 Q1/13 QoQ Canada $173.9 $179.1 3.0% U.S. South 187.4 $211.5 12.9% U.S. Northeast 77.0 $95.9 24.6% Total Revenues $438.2 $486.6 11.0% Adjusted Net Income(A) Reported Net Income $24.1 $22.1 $27.1 $29.3 12.6% 33.0% Adjusted EPS(A) (diluted) Reported EPS (diluted) $0.20 $0.19 $0.24 $0.25 20.0% 31.6% Adjusted Operating EBIT(A) $53.0 $58.4 10.1% Adjusted EBITDA(A) $116.3 $129.1 11.0% Adjusted EBITDA(A) Margins 26.5% 26.5% - Adjusted EBITA(A) $65.6 $73.1 11.5% Free Cash Flow(B) $43.7 $44.9 2.6% Weighted Average Share Count 117.9 115.2 Total Actual Outstanding Share Count 115.2 Q1 2013 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 17. (B) Please refer to the definition and explanation of (B) on slide 19.

Components of Revenue Growth (Decline) CAN Q1/12 U.S. Q1/12 Total Company Q1/12 CAN Q1/13 U.S. Q1/13 Total Company Q1/13 Core Price(1) 2.0% 0.4% 1.0% 0.9% 1.4% 1.2% Fuel Surcharges 0.8% 0.7% 0.8% 0.1% 0.4% 0.3% Recycling and Other (0.9%) (1.5%) (1.2%) (1.0%) (0.1%) (0.5%) Total Price Growth (Decline) 1.9% (0.4%) 0.6% - 1.7% 1.0% Volume Growth (Decline) 0.2% (1.6%) (0.9%) (3.3%) 3.6% 0.8% Total Gross Organic Revenue Growth (Decline) 2.1% (2.0%) (0.3%) (3.3%) 5.3% 1.8% Acquisitions 0.6% 7.4% 4.6% 7.1% 11.0% 9.5% Total Growth Excluding FX 2.7% 5.4% 4.3% 3.8% 16.3% 11.3% FX (0.3%) Total Growth Including FX 11.0% Revenue Growth • Q1 2013 reported revenues increased 11.0% to $486.6MM QoQ (1) Core Price reflects organic average price change, net of rollbacks and excludes fuel surcharges, across the Company’s customer base.

Key Volume Growth (Decline) Impact CAN Q1/13 U.S. Q1/13 Total Company Q1/13 Reported Volume Includes the following key items (3.3%) 3.6% 0.8% 1 Less Weekday (40 bps) (30 bps) (40 bps) Completed Contracts and Temporary Closure of Transfer Station(1) (430 bps) – (180 bps) Sandy 320 bps 180 bps Q1 2013 Volume Growth Impact • Outlined below are key items that impacted volume growth favorably and unfavorably in the first quarter. • Higher than anticipated waste volumes related to Superstorm Sandy (“Sandy”) clean-up are not expected to contribute throughout the balance of 2013. (1) Completed contracts relate to three municipal contracts in Canada that were completed in the third and fourth quarters of 2012. One transfer station in Canada is closed temporarily to allow for renovations to revitalize a C&D recycling facility and is scheduled to reopen in summer 2013.

174 179 187 212 77 96 0 100 200 300 400 500 Q1 2012 Q1 2013 U.S. Northeast U.S. South Canada Q1 2013 Reported Revenue by Segment $U.S. (MM) $438 • Q1/13 Canadian revenue increased 3.0% vs. Q1/12 • Q1/13 U.S. South revenue increased 12.9% vs. Q1/12 • Q1/13 U.S. Northeast revenue increased 24.6% vs. Q1/12 % of Total Revenues Canada U.S. South U.S. Northeast 36.8% 43.5% 19.7% $487 39.6% 42.8% 17.6%

Q1 2013 Reported and Gross Revenues(1) Strong Revenue from Canadian and U.S. Operations Total Reported Revenues $486.6 million U.S. Canada $307.5 million $179.1 million (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX. Gross Revenue From Operations(1) 000’s Consolidated $US % of Gross Revenue Commercial $175,722 36.1 Industrial 85,156 17.5 Residential 113,020 23.2 Transfer and Disposal 160,248 32.9 Recycling 14,979 3.1 Other 10,106 2.1 Gross Revenues 559,231 114.9 Intercompany (72,671) (14.9%) Revenues $486,560 100%

Q1 2013 Gross Revenues by Service Line(1) by Canada and the U.S. 000’s Canada ($C) Canada % of Revenue U.S. U.S. % of Revenue Commercial $78,059 43.2 $98,352 32.0 Industrial 32,848 18.2 52,598 17.1 Residential 32,771 18.1 80,538 26.2 Transfer and Disposal 52,563 29.1 108,149 35.2 Recycling 7,395 4.1 7,649 2.5 Other 5,311 2.9 4,842 1.6 Gross Revenues 208,947 115.6 352,128 114.6 Intercompany (28,258) (15.6%) (44,662) (14.6%) Revenues $180,689 100% $307,466 100% (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX.

Q1/13 Reported Net Income and EPS (diluted) $29.3 $0.25 Items of note $U.S.(MM) EPS Segment Revenue/ Expense Line Item Transaction and related (recoveries) costs ($0.5) - Corporate SG&A Fair value movements in stock options ($0.5) - Corporate SG&A Restricted share expense $0.3 - Corporate SG&A Net gain on financial instruments ($2.3) ($0.02) All Net income tax expense (recovery) $0.8 $0.01 Adjusted net income(A) and Adjusted EPS(A) (diluted) $27.1 $0.24 Reconciliation of Reported Net Income and EPS to Adjusted (A) Please refer to the definition and explanation of (A) on slide 17.

Q1/12 Q1/13 Adjusted EBITDA(A) $116.3 $129.1 $US (MM) $US (MM) Purchase of restricted shares - ($0.4) Capital and landfill asset purchases ($50.1) ($61.4) Proceeds from sale of capital assets $0.7 $1.1 Landfill closure/post-closure expenditures ($1.5) ($0.8) Landfill closure/post-closure cost accretion expense $1.3 $1.4 Interest on long-term debt ($14.3) ($15.2) Non-cash interest expense $1.7 $0.9 Current income tax expense ($10.4) ($9.8) Free cash flow(B) $43.7 $44.9 Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 17. (B) Please refer to the definition and explanation of (B) on slide 19.

Long-Term Debt Summary • As at March 31, 2013, total long-term debt stood at $1.661B • Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 3.07x compared with 3.14x as at December 31, 2012 Long-Term Debt Facilities (U.S.$MM) Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $498.8 _ $498.8 _ _ Moody’s Ba1 October 1, 2012 S&P BBB- October 3, 2012 Senior Secured Revolving Facility $1,850.0 $750.0 $1,053.6 $186.1 $610.3 IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $1.8 $1.8 _ _ (1) Variable Rate Demand Solid Waste Disposal Revenue Bonds.

FY 2013E Outlook Revenues Approximately $2.00 B to $2.02 B Adjusted EBITDA(A) Approximately $545 MM - $555 MM Amortization as a % of Revenue Approximately 14.4% Capital and Landfill Expenditures(2) $250 MM - $265 MM Cash Taxes $52 MM - $54 MM Effective Tax Rate 40% of income before tax expense (on an adjusted basis) and net loss from equity accounted investee Adjusted Net Income(A) per Diluted Share $1.02 - $1.06 Free Cash Flow(B)(2) $160 MM - $170 MM Expected Annual Cash Dividend (C$) per Share Payable on a Quarterly Basis $0.56 2013 Outlook(1) 1. Outlook assumes no change in the current economic environment and excludes the impact of any acquisitions we may complete in 2013. 2. Assumes parity between the Canadian and U.S. dollar. 3. Assumes an average recycled commodity price for the year that is equal to our average price for 2012. (1) Included in our press release for the fourth quarter and year ended December 31, 2012, issued February 14, 2013, was our guidance for the fiscal year ending December 31, 2013, including our 2013 outlook assumptions and factors. This press release is filed on SEDAR and EDGAR. As of April 30, 2013, our guidance, including the related assumptions and factors provided on February 14, 2013 for fiscal year ending December 31, 2013 remains unchanged. (2) Includes internal infrastructure project investments of $40-$45 million in 2013. (A) Please refer to the definition and explanation of (A) on slide 17. (B) Please refer to the definition and explanation of (B) on slide 19.

Recycled Fiber Sensitivity • Revenues and earnings are impacted by changes in recycled commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper. • Other commodities we receive include wood, plastics, aluminum and metals. • Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. • These fluctuations may affect our consolidated financial condition, results of operations and cash flows. • Based on current volumes, a $10 change in the price of an average basket of commodities results in an ~$8.0 million change to revenues and an approximately $0.04 change to net income per share on an annual basis. • Our outlook provided for 2013 assumes an average price per ton for OCC of $106.00, which is equal to the 2012 average price per ton based on our market weighting of the Official Board Markets index.

FX Sensitivity • We have provided our guidance assuming parity between the Canadian and U.S. dollar. • If the U.S. dollar strengthens one cent our reported revenues will decline by approximately $7,600. • EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar. • The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline. • Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: – Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on their departure. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. – Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. – Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). –Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). –Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. –Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. –Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). –Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). –Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. –Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. –Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. –Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). Continued on next slide.

Non-GAAP Disclosure – continued All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense. All references to “Adjusted net income” are to adjusted operating income after adjusting for restructuring expenses and goodwill impairment, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT, and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. (‘000s) Three months ended March 31 2013 2012 Operating income $ 59,174 $ 50,372 Transaction and related (recoveries) costs - SG&A (565) 288 Fair value movements in stock options - SG&A (505) 1,644 Restricted share expense - SG&A 265 734 Adjusted operating income or adjusted operating EBIT(A) 58,369 53,038 Net gain on sale of capital assets (617) (384) Amortization 71,299 63,654 Adjusted EBITDA(A) 129,051 116,308 Amortization of capital and landfill assets (55,939) (50,726) Adjusted EBITA(A) $ 73,112 $ 65,582

Non-GAAP Disclosure – continued (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. (‘000s) Three months ended March 31 2013 (*) 2012 (*) Change Adjusted EBITDA(A) $ 129,051 $ 116,308 $ 12,743 Purchase of restricted shares (358) - (358) Capital and landfill asset purchases (61,386) (50,091) (11,295) Proceeds from the sale of capital assets 1,121 719 402 Landfill closure and post- closure expenditures (795) (1,534) 739 Landfill closure and post- closure cost accretion expense 1,409 1,308 101 Interest on long-term debt (15,243) (14,264) (979) Non-cash interest expense 856 1,690 (834) Current income tax expense (9,799) (10,425) 626 Free cash flow(B) $ 44,856 $ 43,711 $ 1,145 Note: (*) Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.

Non-GAAP Disclosure – continued (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. (‘000s) Three months ended March 31 2013 (*) 2012 (*) Change Adjusted EBITDA(A) $ 129,051 $ 116,308 $ 12,743 Purchase of restricted shares (358) - (358) Capital and landfill asset purchases (61,386) (50,091) (11,295) Proceeds from the sale of capital assets 1,121 719 402 Landfill closure and post- closure expenditures (795) (1,534) 739 Landfill closure and post- closure cost accretion expense 1,409 1,308 101 Interest on long-term debt (15,243) (14,264) (979) Non-cash interest expense 856 1,690 (834) Current income tax expense (9,799) (10,425) 626 Free cash flow(B) $ 44,856 $ 43,711 $ 1,145 Note: (*) Capital and landfill asset purchases include infrastructure expenditures of approximately $14,400 and $3,600 for the three months ended March 31, 2013 and 2012, respectively.